  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 23, 1996.

                                                 REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                        PAPA JOHN'S INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------
         DELAWARE                                            61-1203323
     (STATE OR OTHER                                      (I.R.S. EMPLOYER
     JURISDICTION OF                                    IDENTIFICATION NO.)
     INCORPORATION OR
      ORGANIZATION)

                       11492 BLUEGRASS PARKWAY, SUITE 175
                        LOUISVILLE, KENTUCKY 40299-2334
                                 (502) 266-5200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                           CHARLES W. SCHNATTER, ESQ.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        PAPA JOHN'S INTERNATIONAL, INC.
                                 P.O. BOX 99900
                        LOUISVILLE, KENTUCKY 40269-9990
                                 (502) 266-5200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                          COPIES OF COMMUNICATIONS TO:
         IVAN M. DIAMOND, ESQ.                      DAN BUSBEE, ESQ.
    GREENEBAUM DOLL & MCDONALD PLLC            LOCKE PURNELL RAIN HARRELL
        3300 NATIONAL CITY TOWER              (A PROFESSIONAL CORPORATION)
    LOUISVILLE, KENTUCKY 40202-3197           2200 ROSS AVENUE, SUITE 2200
             (502) 589-4200                     DALLAS, TEXAS 75201-6776
                                                     (214) 740-8000
                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------
                                                            PROPOSED
                                             PROPOSED       MAXIMUM
 TITLE OF EACH CLASS OF       AMOUNT         MAXIMUM       AGGREGATE      AMOUNT OF
    SECURITIES TO BE          TO BE       OFFERING PRICE OFFERING PRICE  REGISTRATION
       REGISTERED         REGISTERED (1)  PER SHARE (2)       (2)            FEE
- -------------------------------------------------------------------------------------
Common Stock, $.01 par
 value.................   977,500 Shares      $39.75      $38,855,625      $13,399
- -------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

(1) Includes 127,500 shares which the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 promulgated under the Securities Act of 1933, and based upon the average of the high and low prices per share as reported on the Nasdaq National Market on April 18, 1996.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED APRIL 23, 1996

                              850,000 SHARES

                                      LOGO

                                  COMMON STOCK

  All of the shares of Common Stock offered hereby are being sold by Papa John's International, Inc. (the "Company"). The Common Stock is traded on the Nasdaq National Market tier of The Nasdaq Stock MarketSM under the symbol "PZZA." On April 22, 1996, the last sale price of the Common Stock as reported on the Nasdaq National Market was $42.75 per share. See "Price Range of Common Stock."

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                             Price to   Underwriting Proceeds to
                                              Public     Discount(1)  Company(2)
- --------------------------------------------------------------------------------
Per Share..................................   $            $           $
Total(3)................................... $            $           $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $200,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 127,500 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the
    Price to Public will total $          , the Underwriting Discount will
    total $          and the Proceeds to Company will total $          . See
    "Underwriting."

  The shares of Common Stock are offered by the Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of certificates representing the shares will be made against payment therefor at
the office of Montgomery Securities on or about       , 1996.

                                  -----------

Montgomery Securities          Alex. Brown & Sons
                                    Incorporated

                                        , 1996

               [PHOTO OF "FREE-STANDING PAPA JOHN'S RESTAURANT"]









  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied, at the prescribed rates, at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Commission at prescribed rates by addressing written requests to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is traded on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended ("Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. The Registration Statement may be inspected, and copied at prescribed rates, at the Commission's public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each contract, agreement or other document, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are hereby incorporated by reference into this Prospectus:

    (1) Annual Report on Form 10-K for the fiscal year ended December 31,
  1995;

    (2) Form 10-C dated March 27, 1996; and

    (3) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, effective as of June 8, 1993, including any amendment filed for the purpose of updating such information.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of the filing of such documents. See "Available Information." Any statement or information contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to any person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents not specifically incorporated by reference). Requests should be directed to Papa John's International, Inc., P.O. Box 99900, Louisville, Kentucky 40269-9990, (502) 266-5200, Attention: E. Drucilla Milby, Senior Vice President, Chief Financial Officer and Treasurer.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, financial statements and financial data appearing elsewhere in this Prospectus or incorporated by reference herein. Unless otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless the context requires otherwise, all references to the "Company" in this Prospectus include Papa John's International, Inc. and its subsidiaries. All share and per share data in this Prospectus have been adjusted to reflect a 3-for-2 stock split effected in the form of a 50% stock dividend effective March 25, 1996 for stockholders of record on March 12, 1996.

                                  THE COMPANY

  The Company operates and franchises pizza delivery and carry-out restaurants under its primary trademark "Papa John's" in 25 states, principally in the Midwest, Mid-Atlantic, South and Southeast. The first Company-owned restaurant opened in 1985 and the first franchised restaurant opened in 1986. The Papa John's system has grown from 110 restaurants at the end of fiscal 1991 to 932 restaurants at March 31, 1996, consisting of 230 Company-owned and 702 franchised restaurants.

  Papa John's restaurants offer a focused menu of high quality, value-priced pizza, breadsticks and cheesesticks. Papa John's original, medium thick crust is made from fresh dough (never frozen) produced in the Company's regional commissaries. Every pizza is prepared using real mozzarella cheese, pizza sauce made from fresh-packed tomatoes (not concentrate), a proprietary mix of savory spices and a choice of high quality meat and vegetable toppings in generous portions. This focused menu and use of quality ingredients enables Papa John's to concentrate on consistently "Delivering the Perfect Pizza!"(TM). Papa John's restaurants are typically 1,200 to 1,500 square feet in size and are located in strip shopping centers or free-standing buildings which provide visibility, curb appeal and accessibility.

  The Company's objective is to become the leading chain of pizza delivery restaurants in each of its targeted markets. To accomplish this objective, the Company has developed a strategy designed to achieve high levels of customer satisfaction and repeat business. The key elements of this strategy include a focused menu of high quality pizza and related items, an efficient operating and distribution system, a commitment to employee training and development, targeted, cost-effective marketing and the development of a strong franchise system.

  The Company believes its unit economics have been significantly better than most restaurant concepts. During the 53 weeks ended December 31, 1995, the 133 Company-owned restaurants that were open throughout the year generated average revenues of $657,000, average cash flow (operating income plus depreciation) of $114,000 and average restaurant operating income of $93,000 (or 14.1% of revenues). A significant number of these restaurants were opened in new markets. Sales and profitability in the initial months of operations at the Company's restaurants, particularly in new markets, historically have been lower than mature restaurants. The average cash investment for the 61 Company-owned restaurants opened during the year ended December 31, 1995 was approximately $205,000, exclusive of land and pre-opening costs. The Company opened a greater number of free-standing restaurants with increased signage during 1994 and 1995 and expects to continue this strategy. The Company expects the average cash investment for its restaurants opened in 1996 to approximate 1995 costs, although there can be no assurance that these costs will not increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Restaurant Design and Site Selection."

  The Company's commissary system supplies pizza dough, food products and paper products twice weekly to each Company-owned and franchised restaurant in the system. This commissary system enables the Company to closely monitor and control product quality and consistency, while lowering food costs. The Company operates full-service commissaries in Louisville, Kentucky, Raleigh, North Carolina, Jackson, Mississippi and Orlando, Florida. The Company opened a distribution center in Dallas, Texas during the first quarter of 1996 and expects to open an additional full-service commissary in Denver, Colorado during the second quarter of 1996. The Company also intends to open either a distribution center or full-service commissary in Phoenix, Arizona during the first quarter of 1997. In addition, the Company expects to begin construction in mid-1996 of a new full-service commissary with additional dough capacity and corporate office space in Louisville, Kentucky, for occupancy in mid-1997. The Company provides its franchisees assistance with restaurant design and a complete equipment package for new restaurants. This provides franchisees with a convenient, cost-effective means of opening restaurants while ensuring a consistent restaurant appearance throughout the system.

  The Company's expansion strategy focuses on clustering restaurants in targeted markets, thereby increasing consumer awareness and enabling the Company to take advantage of operational, distribution and advertising efficiencies. The Company believes these factors have contributed to increases in comparable annual sales for Company-owned restaurants of 10.9%, 13.8% and 9.0% during 1993, 1994 and 1995, respectively. During 1995, the Company opened 61 restaurants and acquired 23 restaurants from its franchisees, and its franchisees opened 190 restaurants. The Company plans to open 60 restaurants and anticipates that its franchisees will open 215 restaurants in 1996, of which 13 Company-owned and 43 franchised restaurants were opened during the first quarter ending March 31, 1996.

                                  THE OFFERING

Common Stock offered by the Company.  850,000 shares
Common Stock to be outstanding after  18,725,322 shares(1)
 the offering.......................
Use of proceeds.....................  To fund restaurant and commissary expansion, construct office facilities, to
                                      fund a franchise loan program and for
                                      general corporate purposes.
Nasdaq National Market Symbol.......  PZZA

- -------
(1) Excludes 1,238,844 shares of Common Stock issuable upon the exercise of stock options as of March 31, 1996.

               SUMMARY CONSOLIDATED FINANCIAL AND RESTAURANT DATA
        (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF RESTAURANTS)

                                             FISCAL YEAR ENDED(1)
                                 ------------------------------------------------
                                 DEC. 31,  DEC. 27,  DEC. 26,  DEC. 25,  DEC. 31,
                                   1991      1992      1993      1994      1995
                                 --------  --------  --------  --------  --------
INCOME STATEMENT DATA:
 Total revenues................. $23,735   $49,628   $89,233   $161,535  $253,355
 Operating income...............     853     3,126     6,067     10,064    15,819
 Income before income taxes.....     768     3,112     6,314     11,382    17,729
 Net income.....................     742     3,072     4,919      7,200    11,204
 Net income per share...........                               $   0.46  $   0.67
 Weighted average shares
  outstanding...................                                 15,683    16,759
PRO FORMA INCOME STATEMENT
 DATA(2):
 Operating income...............           $ 3,999   $ 6,222
 Income before income taxes.....             3,985     6,468
 Net income.....................             2,510     4,075
 Net income per share...........           $  0.20    $ 0.30
 Weighted average shares
  outstanding...................            12,525    13,461
RESTAURANT DATA:
 Percentage change in
  comparable Company-owned
  restaurant sales(3)...........    23.3%     11.9%     10.9%      13.8%      9.0%
 Average sales for Company-
  owned restaurants open for
  full period................... $   548   $   607   $   653   $    663  $    657
 Number of restaurants open at
  end of period:
  Company-owned.................      26        39        76        133       217
  Franchised....................      84       181       324        499       661
                                 -------   -------   -------   --------  --------
   Total........................     110       220       400        632       878
                                 =======   =======   =======   ========  ========

                                                            DECEMBER 31, 1995
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(4)
                                                         -------- --------------
BALANCE SHEET DATA:
 Total assets..........................................  $128,819    $163,231
 Total debt, including current maturities..............     2,510       2,510
 Stockholders' equity..................................   106,282     140,693

- -------
(1) Effective January 1, 1992, the Company adopted a change in accounting period from a 12-month fiscal year ending December 31 of each year to a 52-53 week fiscal year ending on the last Sunday of December of each year. The 1995 fiscal year consisted of 53 weeks, and the 1994, 1993 and 1992 fiscal years consisted of 52 weeks.
(2) Reflects the effect on the historical income statement data for the fiscal years ended December 27, 1992 and December 26, 1993, assuming that (i) the Company had been treated as a C corporation rather than an S corporation for income tax purposes, with assumed combined federal, state and local effective income tax rates aggregating 37% and (ii) the Company's compensation program for the top three executive officers that was adopted during 1993 had been in effect for all relevant periods which would have reduced compensation expense by $872,788 and $154,412 for the fiscal years ended December 27, 1992 and December 26, 1993, respectively. Information for years prior to 1992 is not meaningful.
(3) Includes only Company-owned restaurants open throughout the periods being compared.

(4) Adjusted to reflect the sale of the 850,000 shares of Common Stock by the Company in this offering at an assumed public offering price of $42.75 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                   UNAUDITED FIRST QUARTER 1996 RESULTS

  Total revenues for the quarter ended March 31, 1996 were $76.7 million, representing a 47.5% increase over revenues of $52.0 million for the same period in 1995. Net income for the quarter ended March 31, 1996 was $3.5 million, or $0.20 per share, as compared to $2.2 million, or $0.14 per share, for the first quarter of 1995.

  Comparable store sales for the quarter ended March 31, 1996 reflected increases of 8.6% for Company-owned restaurants and 5.1% for franchised restaurants. During the quarter, 13 Company-owned and 43 franchised restaurants were opened.

                                  THE COMPANY

  The Company operates and franchises pizza delivery and carry-out restaurants under the trademark "Papa John's" in 25 states, principally in the Midwest, Mid-Atlantic, South and Southeast. The first Company-owned restaurant opened in 1985 and the first franchised restaurant opened in 1986. The Papa John's system has grown from 110 restaurants at the end of fiscal 1991 to 932 restaurants at March 31, 1996, consisting of 230 Company-owned and 702 franchised restaurants.

  The Company was organized as an Indiana corporation in 1985 and was reincorporated in Delaware in November 1991. The Company's principal executive offices are located at 11492 Bluegrass Parkway, Suite 175, Louisville, Kentucky 40299-2334, and its telephone number is (502) 266-5200.

                                  RISK FACTORS

  In addition to the other information contained elsewhere in this Prospectus, or incorporated herein by reference, prospective investors should consider the following factors in evaluating an investment in the Common Stock offered hereby:

EXPANSION

  The Company has grown rapidly in recent periods and intends to continue to pursue an aggressive growth strategy. The 60 Company-owned and 215 franchised restaurants expected to be opened in the fiscal year ended December 31, 1996 (of which 13 Company-owned and 43 franchised restaurants had been opened through March 31, 1996) represent the largest number of restaurants opened in any fiscal year. The Company plans to open 65 to 70 restaurants and anticipates that its franchisees will open 220 to 230 restaurants in 1997. There can be no assurance that either the Company or its franchisees will be able to open the number of restaurants planned to be opened by them or that such restaurants will be opened on schedule. In the course of its expansion, the Company will enter new geographic regions in which it has no previous operating experience.

  The Company's continued growth will depend upon the ability of the Company and its franchisees to open and operate additional restaurants profitably and the Company's continued ability to attract and retain qualified franchisees. The opening of new restaurants, both by the Company and franchisees, will depend on a number of factors, many of which are beyond the control of the Company and its franchisees. These factors include, among other things, selection and availability of suitable locations, negotiation of acceptable lease or financing terms, timely construction of restaurants, securing of required governmental permits and approvals and employment and training of qualified personnel. Opening of additional franchised restaurants will depend, in part, upon the ability of existing and future franchisees to obtain financing or investment capital adequate to meet their market development obligations. The Company opened a distribution center in Dallas, Texas during the first quarter of 1996 and expects to open an additional full-service commissary in Denver, Colorado during the second quarter of 1996. The Company also intends to open either a distribution center or full-service commissary in Phoenix, Arizona during the first quarter of 1997. The ability of the Company and its franchisees to expand into new geographic regions is dependent upon the Company's ability to open and successfully operate additional commissaries and distribution centers. There can be no assurance that the Company or its franchisees will be successful in maintaining their levels of recent growth in opening the number of restaurants anticipated, or that new restaurants opened by the Company or its franchisees will be operated profitably. See "Business-- Expansion."

RESTAURANT INDUSTRY AND COMPETITION

  The restaurant industry is highly competitive and is affected by changes in consumer tastes, as well as national, regional and local economic conditions and demographic trends. The performance of individual restaurants can be affected by changes in traffic patterns, demographics and the type, number and location of competing restaurants. The quick-service restaurant industry is extremely competitive with respect to price, service, location and food quality. The Company and its franchisees compete with a variety of other restaurants in the quick-service restaurant industry, including those that offer dine-in, carry-out and delivery services. These competitors include national and regional chains, franchisees of other restaurant chains and local owner-operated restaurants. Many competitors have been in existence longer and have a more established market presence and substantially greater financial, marketing and other resources than the Company and its franchisees. The Company competes for qualified franchisees with many other business concepts, including national and regional restaurant chains. See "Business-- Competition."

  A risk to the Company, as with other companies which offer delivery services, is the potential for claims resulting from traffic accidents involving its delivery personnel. The Company does not have, and has not in the past offered, guaranteed delivery times nor does the Company penalize its drivers for late deliveries. In addition, the Company believes that it promotes safety among its delivery personnel through various measures, including conducting an education and safety program for delivery personnel, checking driving records of delivery personnel, limiting store delivery areas and offering safe driving awards. The Company maintains excess liability coverage on its delivery drivers in an amount believed by management to be adequate. However, a change in the cost or availability of such insurance, or the incurrence of a significant number of claims or liability in excess of policy limits, could adversely affect the Company.

LIMITED OPERATING HISTORY

  The Company opened its first restaurant in 1985 and has experienced rapid growth in Company-owned and franchised restaurant openings, revenues and level of operations. At December 31, 1995, 120 of the 217 Company-owned restaurants (55.3%) and 359 of the 661 franchised restaurants (54.3%) had been open less than two years. Consequently, operating results achieved to date may not be indicative of the results that may be achieved by any existing or new restaurants in the future. The Company has a limited operating history upon which investors may evaluate the Company's performance and, although the Company has been profitable since 1988, there can be no assurance that the Company will be able to sustain profitability in the future.

DEPENDENCE UPON KEY PERSONNEL

  Management of the Company is dependent on the continuing services of John Schnatter, the Company's Founder, Chairman and Chief Executive Officer, and other key personnel. The loss of the services of Mr. Schnatter or other key personnel could have a material adverse effect on the Company's business.

INCREASES IN OPERATING COSTS; AVAILABILITY OF SUPPLIES

  An increase in operating costs could adversely affect profitability of the Company. Factors such as inflation, increased food costs, increased labor and employee benefit costs and the availability of qualified management and hourly employees may adversely affect operating costs. The Company currently purchases all of its cheese, which represents approximately 40% of food costs, from one supplier. However, the Company believes that alternative sources for the supply of cheese are readily available. Cheese, as well as other commodities, are subject to seasonal fluctuations, weather, demand and other factors. Most of the factors affecting costs are beyond the control of the Company. The Company maintains property, casualty and liability insurance on its business and employees, including excess liability coverage on its delivery drivers. Management believes its insurance coverages are adequate; however, a change in the cost or availability of such insurance, or the incurrence of a significant number of claims or liability in excess of policy limits, could adversely affect the Company. In addition, the dependence on frequent deliveries of food supplies, such as dough, cheese, pizza sauce and other products, to Company-owned and franchised restaurants could subject those restaurants to shortages or interruptions which could also adversely affect the Company.

CONTROL BY OFFICERS AND DIRECTORS

  John Schnatter, the Company's Founder, Chairman and Chief Executive Officer, will own 33.5% of the outstanding Common Stock after this offering. As a result, Mr. Schnatter will have substantial control over matters requiring approval by the stockholders of the Company, including the election of directors. The Company's officers and directors will, in the aggregate, beneficially own approximately 36.2% of the outstanding Common Stock after this offering, including shares subject to currently exercisable options.

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

  The Company's Amended and Restated Certificate of Incorporation ("Restated Certificate") authorizes the issuance of one or more series of Preferred Stock, the terms of which may be fixed by the Board of Directors. Additionally, the Restated Certificate provides for a classified Board of Directors and limits the ability of stockholders to call special meetings or to amend the Company's Restated Certificate or By-Laws. The Restated Certificate also requires, among other things, that certain business combinations be approved by either a majority of the continuing directors or disinterested stockholders holding 75% of the voting securities of the Company. Each of these provisions, as well as the Delaware business combination statute to which the Company is subject, could have the effect of delaying or preventing a change in control of the Company.

GOVERNMENT REGULATION

  The restaurant industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and building and zoning requirements. Also, the Company and its franchisees are subject to laws governing their relationship with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements. The Company is also subject to federal regulation and certain state laws which govern the offer and sale of franchises. Many state franchise laws impose substantive requirements on the franchise agreement, including limitations on non-competition provisions and termination or non-renewal of a franchise. Some states require that certain materials be registered before franchises can be offered or sold in that state. Bills have been introduced in Congress (one of which is now pending) which provide for federal regulation of substantive aspects of the franchisor-franchisee relationship. As proposed, such legislation would limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply. The failure to obtain or retain food licenses or approvals to sell franchises, or an increase in the minimum wage rate, employee benefit costs or other costs associated with employees, could adversely affect the Company and its franchisees. Some states have set minimum wage requirements higher than the federal level, and there are currently bi-partisan proposals in Congress to increase the federal minimum wage. At the federal level, there have also been proposals to introduce a system of mandated health insurance. These and other initiatives, if implemented, could adversely affect the Company as well as the restaurant industry in general. See "Business--Government Regulation."

STOCK PRICE VOLATILITY

  The Company's Common Stock has been quoted on the Nasdaq National Market tier of the Nasdaq Stock Market since June 8, 1993, and has experienced significant price volatility since such date. Quarterly operating results of the Company or other restaurant companies, changes in general conditions in the economy, the restaurant industry, or the financial markets, or other developments affecting the Company, its competitors or the financial markets, could cause the market price of the Common Stock to fluctuate significantly. In addition, the stock market has recently experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 850,000 shares of Common Stock offered hereby at an assumed public offering price of $42.75 per share are estimated to be $34,411,469 ($39,603,189 if the Underwriters' over-allotment option is exercised in full). The net proceeds of the offering will be used primarily for the development of additional Company-owned restaurants, commissaries and distribution centers, the construction of corporate office facilities and to fund the implementation of a loan program for franchisees.

  The Company plans to open 47 restaurants during the final three quarters of 1996 and 65 to 70 restaurants in 1997. The Company expects to open a full-service commissary in Denver, Colorado during the second quarter of 1996 and either a distribution center or full-service commissary in Phoenix, Arizona during the first quarter of 1997. The Company expects to begin construction in mid-1996 of a new full-service commissary with additional dough capacity and corporate office space in Louisville, Kentucky. During each of 1996 and 1997, the Company expects to fund approximately $6 to $8 million in loans to selected franchisees under a recently adopted loan program. However, the amounts actually provided during 1996 and 1997 may vary as the Company gains experience with the loan program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Business--Properties" and "Business--Franchise Program--Franchisee Loan Program."

  A portion of the net proceeds of the offering also may be used to acquire restaurants from franchisees. Although the Company considers acquiring franchised restaurants from time to time, the Company does not have any pending agreements or arrangements for such acquisitions at the date of this Prospectus. The remaining net proceeds will be used for general corporate purposes. Pending such uses, the Company plans to invest the net proceeds in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

  The Company intends to retain any future earnings for use in its business and does not intend to pay cash dividends on the Common Stock in the foreseeable future. The payment of future dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, restrictions in future financing agreements, the general financial condition of the Company and general business conditions.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock began trading on the Nasdaq National Market tier of The Nasdaq Stock Market on June 8, 1993 under the trading symbol "PZZA." As of March 31, 1996, there were approximately 450 record holders of Common Stock, although the Company believes that the number of beneficial owners of its Common Stock is substantially greater. The table below sets forth for the calendar quarters indicated the reported high and low sale prices of the Company's Common Stock, as reported on the Nasdaq National Market. All sale prices have been adjusted to reflect a 3-for-2 stock split, effected in the form of a 50% stock dividend, effective March 25, 1996 for stockholders of record on March 12, 1996.

                                                                  HIGH    LOW
                                                                 ------- ------
      1994
      First quarter............................................. $ 22.17 $16.50
      Second quarter............................................   20.00  14.00
      Third quarter.............................................   19.67  15.83
      Fourth quarter............................................   21.67  16.00
      1995
      First quarter............................................. $ 25.00 $18.33
      Second quarter............................................   25.50  21.00
      Third quarter.............................................   33.34  23.00
      Fourth quarter............................................   31.75  23.67
      1996
      First quarter............................................. $ 44.75 $25.21
      Second quarter (through April 22, 1996)...................   44.75  38.50

  On April 22, 1996, the last sale price of the Common Stock as reported on the Nasdaq National Market was $42.75.

                                 CAPITALIZATION

  The following table sets forth the actual capitalization of the Company as of December 31, 1995, and as adjusted to give effect to the issuance and sale by the Company of 850,000 shares of Common Stock in this offering at an assumed public offering price of $42.75 per share and the application of the net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus or incorporated by reference herein.

                                                           DECEMBER 31, 1995
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                              (DOLLARS IN
                                                               THOUSANDS)
Short-term debt.......................................... $    --    $    --
                                                          ========   ========
Long-term debt, including current maturities............. $  2,510   $  2,510
Stockholders' equity:
  Preferred stock, $.01 par value, 5,000,000 authorized;
   no shares outstanding.................................      --         --
  Common stock, $.01 par value, 35,000,000 shares
   authorized; 17,845,758 shares outstanding; 18,695,758
   shares outstanding, as adjusted(1)....................      178        187
  Additional paid-in capital.............................   88,133    122,535
  Unrealized loss on investments (net)...................     (263)      (263)
  Deferred compensation (net)............................       (4)        (4)
  Retained earnings......................................   18,842     18,842
  Reacquired treasury stock..............................     (604)      (604)
                                                          --------   --------
  Total stockholders' equity.............................  106,282    140,693
                                                          --------   --------
    Total capitalization................................. $108,792   $143,203
                                                          ========   ========

- --------

(1) Excludes at December 31, 1995 (a) options to purchase 1,150,205 shares of Common Stock, (b) 1,349,636 shares available for issuance under the Company's 1993 Stock Ownership Incentive Plan (subject to stockholder approval of an amendment increasing the number of shares reserved for issuance under the plan to 2,325,000) and (c) 91,500 shares available for issuance under the Company's 1993 Stock Option Plan for Non-Employee Directors.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The following table sets forth selected consolidated financial data of Papa John's International, Inc. and its subsidiaries. The selected consolidated income statement and balance sheet data of the Company are derived from the Company's Consolidated Financial Statements which have been audited by Ernst & Young LLP, independent auditors. The pro forma consolidated income statement data for the fiscal years ended December 27, 1992 and December 26, 1993, set forth below, are unaudited.

  The Selected Consolidated Financial Data set forth below should be read in conjunction with, and are qualified in their entirety by, the Consolidated Financial Statements and related Notes and other financial information included elsewhere in this Prospectus or incorporated by reference herein.

                                               FISCAL YEAR ENDED(1)
                                   -----------------------------------------------
                                   DEC. 31,  DEC. 27,  DEC. 26,  DEC. 25, DEC. 31,
                                     1991      1992      1993      1994     1995
                                   --------  --------  --------  -------- --------
INCOME STATEMENT DATA:
Revenues:
 Restaurant sales................. $11,916   $20,033   $32,505   $ 66,267 $111,747
 Franchise royalties..............     891     2,481     5,290      9,163   13,561
 Franchise and development fees...     659     1,374     2,379      3,274    3,508
 Commissary sales.................   7,608    20,684    41,013     67,515  105,874
 Equipment and other sales........   2,661     5,056     8,046     15,316   18,665
                                   -------   -------   -------   -------- --------
   Total revenues.................  23,735    49,628    89,233    161,535  253,355
Costs and expenses:
Restaurant expenses:
 Cost of sales....................   3,209     5,561     9,334     19,095   31,703
 Salaries and benefits............   3,266     5,321     8,855     18,168   29,946
 Advertising and related costs....     941     1,559     2,452      5,887   10,513
 Occupancy costs..................     461       766     1,357      3,358    5,896
 Other operating expenses.........   1,734     2,617     4,872     10,011   14,913
                                   -------   -------   -------   -------- --------
                                     9,611    15,824    26,870     56,519   92,971
Commissary, equipment and other
 expenses:
 Cost of sales....................   8,621    21,702    41,571     68,745  101,342
 Salaries and benefits............     570       884     1,966      3,956    7,072
 Other operating expenses.........     673     1,836     3,307      4,881    7,577
                                   -------   -------   -------   -------- --------
                                     9,864    24,422    46,844     77,582  115,991
General and administrative
 expenses.........................   3,034     5,494     7,601     12,266   19,954
Depreciation......................     316       721     1,435      3,367    5,776
Amortization......................      57        41       416      1,737    2,844
                                   -------   -------   -------   -------- --------
   Total costs and expenses.......  22,882    46,502    83,166    151,471  237,536
                                   -------   -------   -------   -------- --------
Operating income..................     853     3,126     6,067     10,064   15,819
Other income (expense):
 Investment income................      13        67       247      1,156    1,659
 Interest expense.................    (112)     (100)      (35)       --       --
 Other, net.......................      14        19        35        162      251
                                   -------   -------   -------   -------- --------
Income before income taxes........     768     3,112     6,314     11,382   17,729
Income tax expense................      26        40     1,395      4,182    6,525
                                   -------   -------   -------   -------- --------
Net income........................ $   742   $ 3,072   $ 4,919   $  7,200 $ 11,204
                                   =======   =======   =======   ======== ========
Net income per share..............                               $   0.46 $   0.67
Weighted average shares
 outstanding......................                                 15,683   16,759
PRO FORMA INCOME STATEMENT
 DATA(2):
Operating income..................           $ 3,999   $ 6,222
Income before income taxes........             3,985     6,468
Income tax expense................             1,475     2,393
                                             -------   -------
Net income........................           $ 2,510   $ 4,075
                                             =======   =======
Net income per share..............           $  0.20   $  0.30
Weighted average shares
 outstanding......................            12,525    13,461
BALANCE SHEET DATA (END OF
 PERIOD):
Total assets...................... $ 5,291   $ 7,852   $27,789   $ 76,173 $128,819
Total debt, including current
 maturities.......................   1,431     1,161         0      1,279    2,510
Stockholders' equity..............   1,045     2,418    19,269     62,609  106,282

- --------
(1) Effective January 1, 1992, the Company adopted a change in accounting period from a 12-month fiscal year ending December 31 of each year to a 52-53 week fiscal year ending on the last Sunday of December of each year. The 1995 fiscal year consisted of 53 weeks, and the 1994, 1993 and 1992 fiscal years consisted of 52 weeks.
(2) Reflects the effect on the historical income statement data for the fiscal years ended December 27, 1992 and December 26, 1993, assuming that (i) the Company had been treated as a C corporation rather than an S corporation for income tax purposes, with assumed combined federal, state and local effective income tax rates aggregating 37% and (ii) the Company's compensation program for the top three executive officers that was adopted during 1993 had been in effect for all relevant periods which would have reduced compensation expense by $872,788 and $154,412 for the fiscal years ended December 27, 1992 and December 26, 1993, respectively. Information for years prior to 1992 is not meaningful.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

  The Company began operations in 1985 with the opening of its first Papa John's restaurant in Jeffersonville, Indiana. At March 31, 1996, there were 932 Papa John's restaurants in operation, consisting of 230 Company-owned and 702 franchised restaurants. The Company's revenues are derived from sales by Company-owned restaurants, franchise royalties, franchise and development fees, sales of food and paper products to franchisees, and sales of restaurant equipment and printing and promotional items principally to franchisees.

  The Company intends to continue to expand the number of Company-owned and franchised restaurants. The Company's expansion strategy is to cluster restaurants in targeted markets, thereby increasing consumer awareness and enabling the Company to take advantage of operational, distribution and advertising efficiencies. The Company believes that its expansion strategy has contributed to increases in comparable annual sales for Company-owned restaurants of 9.0% in 1995, 13.8% in 1994 and 10.9% in 1993. The Company anticipates that future comparable sales increases, if any, will be at a lesser rate than in recent periods. Average sales for Company-owned restaurants open a full year decreased to $657,000 for 1995 from $663,000 for 1994, principally due to the Company's entry into several new markets beginning in 1994. Average sales volumes in new markets are generally lower than those markets in which the Company has established a significant market position.

  Approximately 49% of the Company's revenues for 1995 and 51% for 1994 were derived from the sale of food and paper products, restaurant equipment and printing and promotional items to franchisees by the Company's commissary subsidiary, PJ Food Service, Inc., and the Company's support services subsidiary, Printing & Promotions, Inc. The Company believes that, in addition to supporting both Company and franchised growth, these subsidiaries contribute to product quality and consistency throughout the Papa John's system.

  The Company continually strives to obtain high quality sites with greater access and visibility, and to enhance the appearance and quality of its restaurants. The Company believes that these factors improve Papa John's image and brand awareness. During 1994 and 1995, the Company pursued a greater number of free-standing locations and expects to continue this strategy in 1996.

  The average cash investment for the 61 restaurants opened during 1995, exclusive of land and pre-opening costs, increased to approximately $205,000 from $146,000 for the 53 units opened in 1994. This increase was primarily due to higher average costs of free-standing units, increased signage and leasehold improvement costs and hardware and related costs associated with point of sale technology installed in substantially all Company-owned restaurants opened in 1995. Sales at free-standing restaurants generally exceed sales at in-line restaurants. During their first 13 weeks of operations, the 20 free-standing restaurants opened by the Company during 1995 had average weekly sales of approximately $12,300, 29.5% higher than average weekly sales at the 41 in-line restaurants opened by the Company during the same period. The Company expects the average cash investment for its restaurants opened in 1996 to approximate 1995 costs, although there can be no assurance that these costs will not increase.

  Pre-opening costs are capitalized and amortized on a straight-line basis over a period of one year from the opening date of the restaurant or commissary facility. The Company defers certain costs incurred in connection with the development of its information systems, and amortizes such costs over periods of up to five years from the date of completion.

  This Prospectus contains forward-looking statements which involve risks and uncertainties relating to future events. Prospective investors are cautioned that the Company's actual events or results may differ materially from the results discussed in the forward-looking statements. Factors that might cause actual results to differ materially from those indicated by such forward-looking statements include the matters set forth under the caption "Risk Factors."

  The Company operated as a Subchapter S Corporation through June 6, 1993. As such, the earnings of the Company were taxed for federal and certain state income tax purposes directly to the Company's stockholders. Beginning June 7, 1993, the Company became subject to state and federal income taxes. The Company's fiscal year ends on the last Sunday in December of each year. The 1995 fiscal year consisted of 53 weeks and the 1994 and 1993 fiscal years consisted of 52 weeks.

UNAUDITED FIRST QUARTER 1996 RESULTS

  Total revenues for the quarter ended March 31, 1996 were $76.7 million, representing a 47.5% increase over revenues of $52.0 million for the same period in 1995. Net income for the quarter ended March 31, 1996 was $3.5 million, or $0.20 per share, as compared to $2.2 million, or $0.14 per share, for the first quarter of 1995.

  Comparable store sales for the quarter ended March 31, 1996 reflected increases of 8.6% for Company-owned restaurants and 5.1% for franchised restaurants. During the quarter, 13 Company-owned and 43 franchised restaurants were opened.

RESULTS OF OPERATIONS

  The following tables set forth the percentage relationship to total revenues, unless otherwise indicated, of certain income statement data and certain restaurant data for the years indicated:

                                                              YEAR ENDED
                                                      --------------------------
                                                      DEC. 26, DEC. 25, DEC. 31,
                                                        1993     1994     1995
                                                      -------- -------- --------
INCOME STATEMENT DATA:
Revenues:
  Restaurant sales...................................   36.4%    41.0%    44.1%
  Franchise royalties................................    5.9      5.7      5.3
  Franchise and development fees.....................    2.7      2.0      1.4
  Commissary sales...................................   46.0     41.8     41.8
  Equipment and other sales..........................    9.0      9.5      7.4
                                                       -----    -----    -----
    Total revenues...................................  100.0    100.0    100.0
Costs and expenses:
  Restaurant cost of sales(1)........................   28.7     28.8     28.4
  Restaurant operating expenses(1)...................   53.9     56.5     54.8
  Commissary, equipment and other expenses(2)........   95.5     93.7     93.1
  General and administrative expenses(3).............    8.3      7.6      7.9
  Depreciation and amortization......................    2.1      3.2      3.4
    Total costs and expenses(3)......................   93.0     93.8     93.8
                                                       -----    -----    -----
Operating income(3)..................................    7.0      6.2      6.2
Other income:
  Investment income..................................    0.3      0.7      0.7
  Other..............................................    0.0      0.1      0.1
                                                       -----    -----    -----
Income before income taxes(3)........................    7.3      7.0      7.0
Income tax expense(3)................................    2.7      2.5      2.6
                                                       -----    -----    -----
  Net income(3)......................................    4.6%     4.5%     4.4%
                                                       =====    =====    =====

Notes on following page.

                                                          YEAR ENDED
                                                  ----------------------------
                                                  DEC. 26,  DEC. 25,  DEC. 31,
                                                    1993      1994      1995
                                                  --------  --------  --------
RESTAURANT DATA:
Percentage increase in comparable Company-owned
 restaurant sales(4).............................     10.9%     13.8%      9.0%
Average sales for Company-owned restaurants open
 full year....................................... $653,000  $663,000  $657,000
Number of Company-owned restaurants:
  Beginning of period............................       39        76       133
  Opened.........................................       32        53        61
  Acquired(5)....................................        5         4        23
                                                  --------  --------  --------
  End of period..................................       76       133       217
                                                  --------  --------  --------
Number of franchised restaurants:
  Beginning of period............................      181       324       499
  Opened.........................................      148       180       190
  Closed.........................................        0        (1)       (5)
  Sold to Company(5).............................       (5)       (4)      (23)
                                                  --------  --------  --------
  End of period..................................      324       499       661
                                                  --------  --------  --------
Total restaurants--end of period.................      400       632       878
                                                  ========  ========  ========

- --------
(1) As a percentage of restaurant sales.
(2) As a percentage of commissary sales and equipment and other sales on a combined basis.
(3) Percentages for 1993 are presented on a pro forma basis, assuming that the Company had been treated as a C Corporation rather than an S Corporation for income tax purposes, and the Company's compensation program for the top three executive officers that was adopted during 1993 had been in effect for the entire year.
(4) Includes only Company-owned restaurants open throughout the periods being compared.
(5) The number for 1994 is reduced by one restaurant sold by the Company to a franchisee.

1995 COMPARED TO 1994

  Revenues. Total revenues increased 56.8% to $253.4 million in 1995, from $161.5 million in 1994.

  Restaurant sales increased 68.6% to $111.7 million in 1995, from $66.3 million in 1994. This increase was primarily due to a 58.3% increase in the number of equivalent Company-owned restaurants open during 1995 as compared to 1994. "Equivalent restaurants" represent the number of restaurants open at the beginning of a given period, adjusted for restaurants opened or acquired during the period on a weighted average basis. Also, comparable sales increased 9.0% in 1995 over 1994, for Company-owned restaurants open throughout both years.

  Franchise royalties increased 48.0% to $13.6 million in 1995, from $9.2 million in 1994. This increase was primarily due to a 44.7% increase in the number of equivalent franchised restaurants open during 1995 as compared to 1994. Also, comparable sales increased 7.8% in 1995 over 1994, for franchised restaurants open throughout both years.

  Franchise and development fees increased 7.2% to $3.5 million in 1995, from $3.3 million in 1994. This increase was primarily due to the 190 franchised restaurants opened during 1995, as compared to 180 opened during 1994, an increase of 5.6%.

  Commissary sales increased 56.8% to $105.9 million in 1995, from $67.5 million in 1994. This increase was primarily due to the increase in equivalent franchised restaurants and comparable sales for franchised restaurants noted above. Additionally, sales for the Orlando commissary increased in 1995 as compared to 1994 due to its conversion from a dough production facility to a full-service commissary in August 1995.

  Equipment and other sales increased 21.9% to $18.7 million in 1995, from $15.3 million in 1994. This increase was primarily due to the increase in equivalent franchised restaurants open during 1995 as compared to 1994, the increase in franchised restaurants opened during 1995 as compared to 1994 and a full year of operations in 1995 by the Company's Printing & Promotions, Inc. subsidiary. This subsidiary was established in March 1994, following the Company's purchase of the assets of QC, Inc., a printing company which provided printed marketing materials for the Company and many of its franchisees.

  Costs and Expenses. Restaurant cost of sales, which consist of food, beverage and paper costs, decreased as a percentage of restaurant sales to 28.4% in 1995, from 28.8% in 1994. This decrease was primarily due to lower product costs resulting from increased purchasing power and the impact of a severe winter storm which disrupted normal commissary distribution activities for several days during the first quarter of 1994 and required many of the Company's restaurants to utilize alternative, higher-cost suppliers during that period.

  Advertising and related costs increased as a percentage of restaurant sales to 9.4% in 1995, from 8.9% in 1994. This increase was primarily due to increased levels of advertising during 1995, including promotions related to the Company's 10th Anniversary Celebration and the introduction of thin crust pizza in test markets, as well as the establishment of local advertising cooperatives as newer markets matured.

  Occupancy costs were relatively consistent as a percentage of restaurant sales at 5.3% in 1995, as compared to 5.1% in 1994.

  Restaurant salaries and benefits decreased as a percentage of restaurant sales to 26.8% in 1995, from 27.4% in 1994. Other restaurant operating expenses decreased as a percentage of restaurant sales to 13.4% in 1995, from 15.1% in 1994. Other operating expenses include all other restaurant-level operating costs, the material components of which are automobile mileage reimbursement for delivery drivers, telephone costs, training costs and workers compensation insurance. Other operating expenses also include an allocation of commissary operating expenses equal to 3% of Company-owned restaurant sales in order to assess a portion of the costs of dough production and food and equipment purchasing and storage to Company-owned restaurants.

  The decreases in restaurant salaries and benefits and other restaurant operating expenses as a percentage of restaurant sales were primarily due to a smaller relative number of new restaurants opened during 1995 (61 new restaurants in relation to 133 existing restaurants, or 45.9%) compared to 1994 (53 new restaurants in relation to 76 existing restaurants, or 69.7%). Restaurant operating expenses historically have been higher as a percentage of restaurant sales in the early months of operations of new restaurants.

  Commissary, equipment and other expenses include cost of sales and operating expenses associated with sales of food, paper, equipment, printing and promotional items to franchisees and other customers. These costs decreased as a percentage of combined commissary sales and equipment and other sales to 93.1% in 1995, from 93.7% in 1994. This decrease was primarily due to increased commissary volumes and efficiencies (particularly at the Jackson commissary which was opened in May 1994, and accordingly had relatively higher costs in 1994 as compared to 1995), partially offset by the relatively higher costs associated with the start-up of the new Orlando commissary opened in August 1995.

  General and administrative expenses increased as a percentage of total revenues to 7.9% in 1995, from 7.6% in 1994. This increase was primarily due to the hiring of additional corporate and restaurant management personnel as the Company continues to develop the infrastructure necessary to support its planned growth for 1996 and beyond.

  Depreciation and amortization increased as a percentage of total revenues to 3.4% in 1995, from 3.2% in 1994. This increase was primarily due to additional capital expenditures by the Company, the amortization of intangibles related to acquisitions and the amortization of deferred pre-opening costs for newly-opened restaurants and commissaries and other deferred expenses, partially offset by the impact of a change in the depreciable lives of certain restaurant equipment and signage effective at the beginning of the third quarter of 1995 to more accurately reflect the economic lives of such assets. The estimated useful life for ovens and certain other restaurant equipment was extended from five to seven years, and the estimated useful life for restaurant signage was extended from five to ten years.

  Investment Income. Investment income increased to $1.7 million in 1995, from $1.2 million in 1994. Average investment balances increased during 1995, compared to 1994, as a result of the investment by the Company of the net proceeds of public stock offerings in January and November 1994 and August 1995.

  Income Tax Expense. Income tax expense reflects a combined federal, state and local effective income tax rate of 36.8% in 1995, as compared to 36.7% in 1994. This increase was primarily due to the impact of higher federal and state statutory income tax rates in 1995 due to higher taxable income levels, substantially offset by the impact of tax-exempt income generated by the investment portfolio during 1995.

1994 COMPARED TO 1993

  Revenues. Total revenues increased 81.0% to $161.5 million in 1994, from $89.2 million in 1993.

  Restaurant sales increased 103.9% to $66.3 million in 1994, from $32.5 million in 1993. This increase was primarily due to a 106.7% increase in the number of equivalent Company-owned restaurants open during 1994 as compared to 1993. Also, comparable sales increased 13.8% in 1994 over 1993, for Company-owned restaurants open throughout both years.

  Franchise royalties increased 73.2% to $9.2 million in 1994, from $5.3 million in 1993. This increase was primarily due to a 63.9% increase in the number of equivalent franchised restaurants open during 1994 as compared to 1993. Also, comparable sales increased 12.3% in 1994 over 1993, for franchised restaurants open throughout both years.

  Franchise and development fees increased 37.6% to $3.3 million in 1994, from $2.4 million in 1993. This increase was primarily due to the 180 franchised restaurants opened during 1994, as compared to 148 opened during 1993, an increase of 21.6%, and an increase in the per unit franchise and development fees related to franchised restaurants opened during 1994.

  Commissary sales increased 64.6% to $67.5 million in 1994, from $41.0 million in 1993. This increase was primarily due to the increases in equivalent franchised restaurants and comparable sales for franchised restaurants noted above. Equipment and other sales increased 90.4% to $15.3 million in 1994, from $8.0 million in 1993. This increase was primarily due to the increase in equivalent franchised restaurants open during 1994 as compared to 1993, the increase in franchised restaurants opened during 1994 as compared to 1993 and sales of $4.2 million generated by the Company's Printing & Promotions, Inc. subsidiary in 1994.

  Costs and Expenses. Restaurant cost of sales increased slightly as a percentage of restaurant sales to 28.8% in 1994, from 28.7% in 1993. These costs were somewhat higher in early 1994 due to a severe winter storm during the first quarter which disrupted normal commissary distribution activities for several days and required many of the Company's restaurants to utilize alternative, higher-cost suppliers during this period.

  Advertising and related costs increased as a percentage of restaurant sales to 8.9% in 1994, from 7.5% in 1993. This increase was primarily due to increased levels of advertising during 1994, as local advertising cooperatives were established in maturing markets.

  Occupancy costs increased as a percentage of restaurant sales to 5.1% in 1994, from 4.2% in 1993. This increase was primarily due to the majority of restaurants opened during 1994 being in newer markets where rent and other occupancy costs were higher than existing markets.

  Restaurant salaries and benefits increased as a percentage of restaurant sales to 27.4% in 1994, from 27.2% in 1993. Other restaurant operating expenses increased as a percentage of restaurant sales to 15.1% in 1994, from 15.0% in 1993. The increases in restaurant salaries and benefits and other restaurant operating expenses as a percentage of restaurant sales were primarily due to an increased percentage of Company-owned restaurants opening in new markets during 1994, as compared to 1993. Restaurant operating expenses historically have been higher as a percentage of restaurant sales in the early months of operations of new restaurants, particularly as new markets are being developed. Of the 53 Company-owned restaurants opened during 1994, only five were in the Company's most mature markets of Louisville, Lexington and Nashville. The remainder were in new markets, including Baltimore and St. Louis, or emerging markets such as Atlanta and Charlotte.

  Commissary, equipment and other expenses decreased as a percentage of combined commissary sales and equipment and other sales to 93.7% in 1994, from 95.5% in 1993. This decrease was primarily due to increased operating efficiencies in the Louisville commissary and the addition of relatively higher margin sales of printing and promotional items during 1994, partially offset by relatively higher costs during the early months of operations of the commissaries in Raleigh, North Carolina and Jackson, Mississippi.

  General and administrative expenses decreased as a percentage of total revenues to 7.6% during 1994, from 8.3% (pro forma) during 1993. This decrease was primarily due to the use of existing organizational infrastructure in 1994 while new Company-owned and franchised restaurants were opened.

  Depreciation and amortization increased as a percentage of total revenues to 3.2% during 1994, from 2.1% during 1993. This increase was primarily due to additional capital expenditures by the Company, the amortization of intangibles related to acquisitions and the amortization of deferred pre-opening costs for newly-opened restaurants and commissaries.

  Investment Income. Investment income increased to $1.2 million in 1994, from $247,000 in 1993. Average investment balances increased significantly during 1994, compared to 1993, as a result of the investment by the Company of the net proceeds of its three public offerings of Common Stock in June 1993, January 1994 and November 1994.

  Income Tax Expense. Income tax expense reflects a combined federal, state and local effective tax rate of approximately 36.7% in 1994, as compared to a pro forma rate of 37.0% in 1993. Actual income tax expense for 1993 reflects a combined effective tax rate of only 22.1% due to the Company's conversion from an S Corporation to a C Corporation in June 1993.

LIQUIDITY AND CAPITAL RESOURCES

  The Company requires capital primarily for the development and acquisition of restaurants, the addition of new commissary and support services facilities and equipment and the enhancement of corporate systems and facilities. Total capital expenditures for 1995 were approximately $33.1 million, including approximately $11.3 million for the opening of Company-owned restaurants, $7.3 million for development of a new commissary in Orlando, Florida, $3.5 million for equipment and leasehold improvements at existing commissaries and restaurants, $3.2 million for installing point of sale technology in existing restaurants, $2.3 million for printing and other equipment for the Company's Printing & Promotions, Inc. subsidiary, $1.5 million for completion of the support services building, $1.5 million for land and improvements for development of restaurants and other facilities and $2.5 million for corporate office and other purposes.

  During 1995, the Company acquired eight franchised restaurants in purchase transactions for a total acquisition price of approximately $2.0 million, consisting of $773,000 in cash, $574,000 in credits toward future development and franchise fees and $650,000 in common stock of the Company (36,113 shares valued as of the date the purchase price was fixed). Also during 1995, the Company acquired fifteen franchised restaurants in transactions accounted for as poolings-of-interests, with a total value of approximately $6.0 million (230,720 shares of Company common stock were exchanged, valued as of the dates the exchange ratios were fixed). Approximately $1.2 million of long-term debt was retired by the Company in connection with these pooling transactions.

  The Company has funded its requirements for capital principally through internally generated funds and the proceeds from four public offerings of Common Stock. Cash provided by operating activities was $12.0 million in 1995. The Company received $30.0 million in net proceeds from the sale of Common Stock in a public offering in August 1995.

  Capital expenditures are expected to be approximately $34 million for fiscal 1996 and $35 to $45 million for fiscal 1997. Capital expenditures for 1996 will be primarily for the development of restaurants and the construction of new commissary and distribution facilities in Dallas, Texas (opened in March 1996), Denver, Colorado and Phoenix, Arizona. The Company also expects to begin construction during mid-1996 of a 150,000 to 200,000 square foot facility in Louisville, Kentucky, scheduled for completion in mid-1997, approximately one-half of which will accommodate relocation and expansion of the Louisville commissary facility and the remainder of which will accommodate relocation and consolidation of corporate offices. In addition, during each of 1996 and 1997 the Company expects to provide approximately $6 to $8 million in loans to selected franchisees under a loan program recently adopted by the Company. However, the amounts actually provided during 1996 and 1997 may vary as the Company gains experience with the loan program. See "Business--Franchise Program--Franchisee Loan Program." Capital resources available at December 31, 1995 include $44.3 million of cash and investments and $7.6 million available under a line of credit expiring June 29, 1996. The Company expects to fund its planned capital expenditures through 1997 from these resources, the net proceeds to the Company from this offering and cash generated from operations.

IMPACT OF INFLATION

  The Company does not believe inflation has materially affected earnings during the past three years. Substantial increases in costs, particularly labor, employee benefits or food costs, could have a significant impact on the Company.

                                    BUSINESS

  The Company operates and franchises pizza delivery and carry-out restaurants under the trademark "Papa John's" in 25 states, principally in the Midwest, Mid-Atlantic, South and Southeast. The first Company-owned restaurant opened in 1985 and the first franchised restaurant opened in 1986. The Papa John's system has grown from 110 restaurants at the end of fiscal 1991 to 932 restaurants at March 31, 1996, consisting of 230 Company-owned and 702 franchised restaurants.

STRATEGY

  The Company's objective is to become the leading chain of pizza delivery restaurants in each of its targeted markets. To accomplish this objective, the Company has developed a strategy designed to achieve high levels of customer satisfaction and repeat business, as well as to establish recognition and acceptance of the Papa John's concept. The key elements of the Company's strategy include:

  Focused, High Quality Menu. Papa John's restaurants offer a focused menu of high quality, value-priced pizza, breadsticks and cheesesticks. Papa John's original, medium thick crust is made from fresh dough (never frozen) produced in the Company's four regional commissaries. Every pizza is prepared using real mozzarella cheese, pizza sauce made from fresh-packed tomatoes (not concentrate), a proprietary mix of savory spices and a choice of high quality meat and vegetable toppings in generous portions. The Company believes its focused menu creates a strong identity in the marketplace and simplifies operations.

  Efficient Operating System. The Company believes that its operating and distribution systems, restaurant layout and designated delivery areas result in lower operating costs, improved food quality and superior customer service. The Company's commissary and distribution system takes advantage of volume purchasing of food and supplies, and provides consistency and efficiencies of scale in dough production. This eliminates the need for each restaurant to order food from multiple vendors and commit substantial labor and other resources to dough preparation. Because Papa John's restaurants have a focused menu and specialize in delivery and carry-out services, each employee can concentrate on a well-defined function in preparing and delivering the customer's order.

  Commitment to Employee Training and Development. The Company is committed to the development and motivation of its employees through on-going training programs, incentive compensation and opportunities for advancement. Employee training programs for the Company and its franchisees are conducted at ten regional training centers. The Company offers financial and stock incentives to employees at various levels based on the achievement of performance goals. The Company's growth also provides significant opportunities for advancement. The Company believes these factors create an entrepreneurial spirit through the organization, resulting in a positive work environment and motivated, customer-oriented employees.

  Targeted, Cost-Effective Marketing. The Company's restaurant-level marketing programs target the delivery area of each restaurant, making extensive use of distinctive print materials in direct mail and store-to-door couponing. Local marketing efforts also include a variety of community-oriented activities with schools, sports teams and other organizations. In an increasing number of markets in which the Company or its franchisees have a significant presence, local marketing efforts are supplemented with radio and television advertising. Management believes that its marketing programs are cost-effective and significantly increase consumer awareness of Papa John's restaurants.

  Franchise System. The Company is committed to developing a strong franchise system by attracting experienced operators, expanding in a controlled manner and ensuring that each franchisee adheres to the Company's high standards. The Company seeks to attract franchisees with experience in multi-unit restaurant operations and with the financial resources and management capability to open and operate multiple restaurants. To ensure consistent food quality, each franchisee is required to purchase dough and spice mix from the Company and all other supplies either from the Company or its approved suppliers. The Company devotes significant resources to provide its franchisees with assistance in employee training, marketing, site selection and store design.

UNIT ECONOMICS

  The Company believes its unit economics have been significantly better than most restaurant concepts. During the 53 weeks ended December 31, 1995, the 133 Company-owned restaurants that were open throughout the year generated average revenues of $657,000, average cash flow (operating income plus depreciation) of $114,000 and average restaurant operating income of $93,000 (or 14.1% of revenues). A significant number of these restaurants were opened in new markets. Sales and profitability in the initial months of operations at the Company's restaurants, particularly in new markets, historically have been lower than mature restaurants. The average cash investment for the 61 Company-owned restaurants opened during the year ended December 31, 1995 was approximately $205,000. This cash investment includes equipment, leasehold improvements, fixtures and signage, but excludes land and pre-opening costs. The Company opened a greater number of free-standing restaurants with increased signage during 1994 and 1995 and expects to continue this strategy. Sales at free-standing restaurants generally exceed sales at in-line restaurants. During their first 13 weeks of operations, the 20 free-standing restaurants opened by the Company during 1995 had average weekly sales of approximately $12,300, 29.5% higher than average weekly sales at the 41 in-line restaurants opened by the Company during the same period. The Company expects the average cash investment for restaurants opened in 1996 to approximate 1995 costs, although there can be no assurance that these costs will not increase. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Restaurant Design and Site Selection." The Company leases the majority of its properties and expects to continue to lease, rather than own, most of its properties. Most leases are for five years or less and contain renewal options.

EXPANSION

  A total of 251 restaurants were opened during 1995, consisting of 61 Company-owned and 190 franchised restaurants. In addition, the Company acquired 23 restaurants from its franchisees in 1995. The Company plans to open 60 restaurants and anticipates that its franchisees will open 215 restaurants in 1996, of which 13 Company-owned and 43 franchised restaurants were opened during the first quarter ending March 31, 1996. The Company plans to open 65 to 70 restaurants and anticipates that its franchisees will open 220 to 230 restaurants in 1997. There can be no assurance that either the Company or its franchisees will be able to open the number of restaurants planned to be opened by them or that such restaurants will be opened on schedule. The Company intends to open additional restaurants in Florida, Georgia, Indiana, Maryland, Missouri, North Carolina, Texas and northern Virginia/Washington, D.C., as well as to begin opening restaurants in Colorado during 1996. In addition, as part of its growth strategy, the Company will continue to consider acquiring franchised restaurants. Franchise expansion during 1996 and 1997 will be directed primarily east of the Rockies (excluding the upper Northeast) and in the Southwest.

  The Company's expansion strategy is to cluster restaurants in targeted markets, thereby increasing consumer awareness and enabling the Company to take advantage of operational, distribution and advertising efficiencies. The Company's experience in developing markets indicates that market penetration through the opening of multiple restaurants within a particular market results in increased average restaurant sales in that market. To accelerate penetration of larger markets, the Company has co-developed markets with franchisees or divided markets among franchisees, and will continue to utilize market co-development in the future where appropriate. In determining which new markets to develop, the Company considers many factors, including the size of the market, demographics and population trends, competition, and real estate availability and pricing. Before entering any market with Company-owned or franchised restaurants, the Company analyzes detailed information of these factors and each market is toured and evaluated by senior management.

RESTAURANT LOCATIONS

  Company-owned Restaurants. The following table sets forth the location and number of Company-owned restaurants as of March 31, 1996 (exclusive of four restaurants under construction at such date):

                                                                      NUMBER OF
      LOCATION                                                       RESTAURANTS
      --------                                                       -----------
      Atlanta, Georgia..............................................      47
      Baltimore, Maryland...........................................      31
      Nashville, Tennessee..........................................      27
      Louisville, Kentucky..........................................      21
      Charlotte, North Carolina.....................................      21
      Orlando/Central Florida.......................................      15
      Indianapolis, Indiana.........................................      13
      St. Louis/Columbia, Missouri..................................      11
      Lexington, Kentucky...........................................      11
      Ft. Lauderdale/Miami, Florida.................................      12
      Austin/Fort Worth, Texas......................................       9
      Northern Virginia.............................................       8
      Tallahassee, Florida..........................................       4
                                                                         ---
          Total Company-owned Restaurants...........................     230
                                                                         ===

  Franchised Restaurants. The following table sets forth the number of franchised restaurants open in each state as of March 31, 1996:

                                                                      NUMBER OF
      LOCATION                                                       RESTAURANTS
      --------                                                       -----------
      Alabama.......................................................      31
      Arkansas......................................................      12
      Florida.......................................................      98
      Georgia.......................................................      32
      Illinois......................................................      29
      Indiana.......................................................      53
      Iowa..........................................................       1
      Kansas........................................................       3
      Kentucky......................................................      42
      Louisiana.....................................................      19
      Maryland......................................................       5
      Michigan......................................................       8
      Minnesota.....................................................       6
      Mississippi...................................................       9
      Missouri......................................................      12
      Nebraska......................................................       1
      North Carolina................................................      33
      Ohio..........................................................     113
      Pennsylvania..................................................      18
      South Carolina................................................      23
      Tennessee.....................................................      35
      Texas.........................................................      47
      Virginia......................................................      53
      West Virginia.................................................      13
      Wisconsin.....................................................       6
                                                                         ---
          Total Franchised Restaurants..............................     702
                                                                         ===

MENU

  Papa John's restaurants offer a focused menu of high quality, value-priced pizza, breadsticks and cheesesticks, as well as canned soft drinks. Papa John's original, medium thick crust is made from fresh dough (never frozen) produced in the Company's regional commissaries. Every Papa John's pizza is prepared using real mozzarella cheese, pizza sauce made from fresh-packed tomatoes (not concentrate), a proprietary mix of savory spices and a choice of high quality meat and vegetable toppings in generous portions. Fresh onions and green peppers are chopped daily at all restaurants and are purchased from local produce suppliers. Each pizza is complemented by the addition of a container of Papa John's special garlic sauce (for dipping the crust) and two pepperoncinis. The Company believes its focused menu helps create a strong identity among consumers and simplifies operations, resulting in lower operating costs, improved food quality and superior customer service. During the second half of 1995, the Company began testing a thin crust product in certain Company-owned and franchised markets. The Company is continuing to test this product while completing additional consumer research.

RESTAURANT DESIGN AND SITE SELECTION

  The exterior of a Papa John's restaurant is generally characterized by backlighted awnings, neon window designs and other visible signage. A typical Papa John's restaurant ranges from 1,200 to 1,500 square feet and is designed to facilitate a smooth flow of food orders through the restaurant. The layout includes specific areas for order taking, pizza preparation and routing, resulting in simplified operations, lower training and labor costs, increased efficiency and improved consistency and quality of food products. The interior of a Papa John's restaurant has a vibrant red and white color scheme with green striping, and includes a bright menu board, custom counters and carry-out customer area. The counters are designed to allow customers to watch the employees slap out the dough and put sauce and toppings on pizzas.

  The Company considers the location of a restaurant to be important and therefore devotes significant resources to the investigation and evaluation of potential sites. The site selection process focuses on trade area demographics, target population density, household income levels and competitive factors. Management inspects each potential Company-owned or franchised restaurant location and the surrounding market before a site is approved. Papa John's restaurants are typically located in strip shopping centers or free-standing buildings that provide visibility, curb appeal and accessibility. The Company's restaurant design may be configured to fit a wide variety of building shapes and sizes, thereby increasing the number of suitable locations for Papa John's restaurants.

  During 1994 and 1995, the Company opened a greater number of free-standing locations than in prior years. The Company seeks either existing buildings suitable for conversion, or land suitable for the construction of its prototype restaurant. Free-standing buildings generally provide more signage and better visibility, accessibility and parking. The Company believes that these locations improve Papa John's image and brand awareness and expects free-standing and prototype units to approximate 15-20% of all Company-owned restaurants. Sales at free-standing restaurants generally exceed sales at in-line restaurants. During their first 13 weeks of operations, the 20 free-standing restaurants opened by the Company during 1995 had average weekly sales of approximately $12,300, 29.5% higher than average weekly sales at the 41 in-line restaurants opened by the Company during the same period.

MARKETING PROGRAMS

  The Company's restaurant-level marketing programs target the delivery area of each restaurant, making extensive use of distinctive print materials in direct mail and store-to-door couponing. Local marketing efforts also include a variety of community-oriented activities with schools, sports teams and other organizations. In an increasing number of markets in which the Company or its franchisees have a significant presence, local marketing efforts are supplemented with radio and television advertising. The Company believes that its marketing programs are cost-effective and significantly increase Papa John's visibility among potential customers.

  In addition to extensive local store marketing, all Company-owned and franchised Papa John's restaurants within a co-developed market are required to join an advertising cooperative ("Co-op"). Each member restaurant contributes a percentage of sales to the Co-op for market-wide programs, such as radio, television and billboards. The rate of contribution and uses of the monies collected is determined by a majority vote of the Co-op's members. The restaurant-level and Co-op marketing efforts are supported by print and electronic advertising materials that are produced by the Papa John's Marketing Fund, Inc. (the "Marketing Fund") for use by both the Company and its franchisees. The required Marketing Fund contribution can be up to 1.5% of revenues as established from time to time by the governing board of the Marketing Fund (currently .75%). The required contribution can be increased above 1.5% only upon approval of not less than 60% of Marketing Fund members.

  The Company provides every Papa John's restaurant with catalogs for (i) uniforms and promotional items, and (ii) pre-approved, print marketing materials. These products and services can be ordered from the Company through toll-free "800" numbers.

PURCHASING

  The Company sets quality standards for all products used in Papa John's restaurants and designates approved outside suppliers of food and paper products which meet the Company's quality standards. Produce is purchased locally by both Company-owned and franchised restaurants to ensure freshness. In order to ensure product quality and consistency, all Papa John's restaurants are required to purchase proprietary spice mix and dough from the Company. Franchisees may purchase other goods directly from approved suppliers or the Company, which has negotiated purchasing agreements with most of its suppliers. These agreements result in volume discounts to the Company, allowing it to sell the products to franchisees at prices it believes are below those which franchisees can normally obtain independently. Products are distributed to restaurants by refrigerated trucks leased and operated by the Company or transported by common carrier.

  The Company operates full-service commissaries in Louisville, Kentucky, Raleigh, North Carolina, Jackson, Mississippi and Orlando, Florida. The Company opened a distribution center in Dallas, Texas during March 1996. The Company expects to open a full-service commissary in Denver, Colorado during the second quarter of 1996 and either a distribution center or full-service commissary in Phoenix, Arizona during the first quarter of 1997.

  All of the equipment, counters and smallwares needed to open a Papa John's restaurant are supplied by the Company. The Company also provides layout and design services and recommends subcontractors, signage installers and telephone systems to its franchisees. Although not required to do so, substantially all of the Company's franchisees purchase most of their equipment from the Company.

COMPANY OPERATIONS

  Restaurant Personnel. A typical Papa John's restaurant employs a restaurant manager, an assistant manager and approximately 20 hourly employees, most of whom work part-time. The manager is responsible for the day-to-day operation of the restaurant and for the maintenance of Company-established operating standards. The Company seeks to hire experienced restaurant managers and staff and motivate and retain them by providing opportunities for advancement and performance-based, financial and stock incentives. The Company has a low managerial turnover rate which it believes results in decreased training costs and higher productivity.

  The Company employs area supervisors, each of whom has responsibility for overseeing three to five Company-owned restaurants. The Company also employs regional vice presidents and district managers who oversee area supervisors and managers within their respective markets. The Company's training and compensation programs are intended to instill each restaurant manager and area supervisor with a sense of ownership and pride in their restaurants and the Company.

  Training. The Company has 33 employees dedicated to training and new restaurant openings, including a full-time coordinator in each of its markets. The Company provides an on-site training team three days before and three days after the opening of each Company-owned restaurant. Each regional vice president, district manager, area supervisor and restaurant manager is required to complete the Company's two-week training program in which instruction is given on all aspects of the Company's systems and operations. The program includes classroom instruction and hands-on training at an operating Papa John's restaurant. The programs are conducted at the Company's ten regional training centers located within operating Company-owned restaurants. The Company's training also includes an education and safety program for its delivery drivers.

  Point of Sale Technology. Point of sale technology was in place in 200 Company-owned restaurants and 327 franchised restaurants at March 31, 1996. The Company believes that this technology increases speed and accuracy in order taking and pricing, reduces paper work and allows the restaurant manager to better monitor and control food and labor costs. During 1995, the Company finalized development of a new proprietary point of sale system, The Papa John's PROFIT SystemSM (the "PROFIT System") that will be installed in substantially all Company-owned restaurants during 1996 and 1997. The Company believes the PROFIT System will further enhance restaurant-level marketing capabilities through the development of a data base with information on customers and their buying habits with respect to the Company's products. Polling capabilities will allow the Company to obtain current restaurant reporting information, thereby improving the speed, accuracy and efficiency of restaurant-level reporting.

  Reporting. Managers at Company-owned restaurants prepare daily reports of sales, cash deposits and operating costs. Physical inventories of all food and beverage items are taken weekly. The Company's area supervisors prepare weekly profit and loss statements for each of the restaurants under their supervision. The Company's Chief Operating Officer meets on a monthly basis with regional vice presidents, district managers and area supervisors to discuss restaurant sales and operating personnel needs and product quality. The Company believe that the PROFIT System will simplify and accelerate many of these reporting functions.

  Hours of Operations. Papa John's restaurants are open seven days a week, typically from 11:00 a.m. to 12:00 midnight Sunday through Thursday, and from 11:00 a.m. to 1:30 a.m. on Friday and Saturday.

FRANCHISE PROGRAM

  General. The success of the Company's concept, together with the relatively low initial capital investment per restaurant, has allowed the Company to attract a large number of franchisees with significant restaurant experience. The Company considers its franchisees to be a vital part of the Company's continued growth and believes its relationship with its franchisees is excellent. At March 31, 1996, there were 702 franchised restaurants operating in 25 states and the Company has development agreements which contemplate the opening of approximately 510 additional franchised restaurants through 1998. There can be no assurance that all of these restaurants will be opened or that the development schedule set forth in the development agreements will be achieved. During the 1995 fiscal year and the three months ended March 31, 1996, franchisees opened 190 and 43 restaurants, respectively.

  Approval. Franchisees are approved on the basis of the applicant's business background, restaurant operating experience and financial resources. The Company generally seeks franchisees who will enter into development agreements for multiple restaurants. The Company seeks franchisees that have restaurant experience and who will be actively involved in managing their restaurants or, in the case of franchisees who do not have restaurant experience, the Company requires the franchisee to hire a full-time operator who has an equity interest in the franchise operation.

  Development and Franchise Agreements. The Company enters into development agreements with its franchisees for the construction of one or more restaurants over a defined period of time within a specified geographic area. Under the Company's current standard development agreement, the franchisee is required to pay, at the time of signing the agreement, a non-refundable fee of $5,000 per restaurant covered by the development agreement. This amount is credited against the Company's standard $20,000 franchise fee which is payable to the Company upon signing the franchise agreement for a specific location. Generally, a franchise agreement is executed when a franchisee secures a location.

  The Company's current standard franchise agreement provides for a term of ten years (with one ten-year renewal option) and payment to the Company of a royalty fee of 4% of sales. The current standard franchise agreement, as well as substantially all existing franchise agreements, permit the Company to increase the royalty fee up to 5% of sales after the agreement has been in effect for five years. However, the royalty fee cannot be increased to an amount greater than the percentage royalty fee then in effect for new franchisees.

  The Company has the right to terminate a franchise agreement for a variety of reasons, including a franchisee's failure to make payments when due or failure to adhere to the Company's policies and standards. Many state franchise laws limit the ability of a franchisor to terminate or refuse to renew a franchise. See "Business--Government Regulation."

  The Company is considering opening, or granting franchises for, new restaurants in markets or locations different from traditional Papa John's restaurants. For example, the Company has recently entered into development and franchise agreements for Papa John's restaurants in smaller markets and intends to pursue this strategy in the future. Such agreements generally cover areas or locations not originally targeted for development and may have terms differing from the standard franchise agreement, including different initial franchise fees, equipment requirements and royalty fees.

  Franchise Restaurant Development. The Company furnishes each franchisee with assistance in selecting sites and developing restaurants. The Company provides its franchisees with the physical specifications for typical restaurants, both for free-standing restaurants and restaurants located in strip shopping centers. Each franchisee is responsible for selecting the location for its restaurants but must obtain Company approval of each restaurant design and each location based on accessibility and visibility of the site and targeted demographic factors, including population, density, income, age and traffic. The Company provides design plans, counters and equipment for most franchisee locations at competitive prices.

  Franchisee Loan Program. At the beginning of the second quarter of 1996, the Company established a program under which selected franchisees developing ten or more Papa John's restaurants may borrow funds for use in the construction and development of their restaurants. Under the program, loans will typically bear interest at the prevailing prime rate plus 1 1/2% and will be secured by the fixtures, equipment and signage (and where applicable, the land) of each restaurant and the ownership interests in the franchisee. In some instances, the Company may obtain a purchase option with respect to the financed restaurants. A franchisee utilizing the loan program must open at least 20% of the restaurants covered by the franchisee's development agreement with its own equity capital (with no amounts borrowed from any other source) prior to receiving funds from the Company under the program.

  Franchise Training and Support. Every franchisee is required to have a principal operator approved by the Company who satisfactorily completes the Company's two-week training program and who devotes his or her full business time and efforts to the operation of the franchisee's restaurants. Each manager of a franchised restaurant is also required to complete the Company's two-week training program. In addition to this program, the Company provides an on-site training crew three days before and after the opening of a franchisee's first two restaurants and ongoing supervision thereafter. See "Business--Company Operations--Training." Multi-unit franchisees are encouraged to hire a full-time training coordinator to train new employees for their restaurants. The Company's franchise consultants, reporting to the Vice President of Franchise Operations, maintain constant communication with the franchise community, relaying operating and marketing information and new ideas between the Company and franchisees.

  Franchise Operations. All franchisees are required to operate their Papa John's restaurants in compliance with the Company's policies, standards and specifications, including matters such as menu items, ingredients, materials, supplies, services, fixtures, furnishings, decor and signs. Each franchisee has full discretion to determine the prices to be charged to its customers.

  Franchise Advisory Board. The Company has established a Franchise Advisory Board that consists of Company and franchisee representatives. The Advisory Board holds quarterly meetings to discuss new marketing ideas, operations, growth and other relevant issues.

  Reporting. The Company collects weekly and monthly sales and other operating information from its franchisees. As of March 31, 1996, point of sale technology was in place in 327 franchised restaurants of which 48 were the Company's proprietary PROFIT System. In 1995, the Company implemented a requirement that new and existing franchisees purchase and install the PROFIT System in their restaurants. See "Company Operations--Point of Sale Technology." The Company has agreements with most of its franchisees permitting the Company to electronically debit the franchisees' bank accounts for the payment of royalties, Marketing Fund contributions and purchases of products from the Company's commissaries and equipment, printing and promotional operations. This system significantly reduces the resources needed to process receivables, improves cash flow and virtually eliminates past-due accounts receivables.

COMPETITION

  The restaurant industry is intensely competitive with respect to price, service, location and food quality, and there are many well established competitors with substantially greater financial and other resources than the Company. Such competitors include a large number of national and regional restaurant chains, as well as local pizza operators. Some of the Company's competitors have been in existence for a substantially longer period than the Company and may be better established in the markets where the Company's restaurants are, or may be, located. Within the pizza segment of the restaurant industry, the Company believes that its primary competitors are the national pizza chains, including Pizza Hut, Domino's and Little Caesar's. A change in the pricing, marketing or promotional strategies or product mix of one or more of these competitors could have an adverse impact on the Company's sales and earnings.

  The restaurant business is often affected by changes in consumer tastes, national, regional or local economic conditions, demographic trends, traffic patterns and the type, number and location of competing restaurants. In addition, factors such as inflation, increased food, labor and benefits costs and the lack of experienced management and hourly employees may adversely affect the restaurant industry in general and the Company's restaurants in particular.

  With respect to the sale of franchises, the Company competes with many franchisors of restaurants and other business concepts. In general, there is also active competition for management personnel, capital and attractive commercial real estate sites suitable for Papa John's restaurants.

GOVERNMENT REGULATION

  The Company and its franchisees are subject to various federal, state and local laws affecting their businesses. Each Papa John's restaurant is subject to licensing and regulation by a number of governmental authorities, which include health, safety, sanitation, building and fire agencies in the state or municipality in which the restaurant is located. Difficulties in obtaining or failures to obtain required licenses or approvals can delay or prevent the opening of a new restaurant in a particular area. The Company's commissary and distribution facilities are licensed and subject to regulation by state and local health and fire codes, and the operation of its trucks is subject to Department of Transportation regulations. The Company is also subject to federal and state environmental regulations, but these have not had a material effect on the Company's operations.

  The Company is subject to Federal Trade Commission ("FTC") regulation and various state laws which regulate the offer and sale of franchises. Several state laws also regulate substantive aspects of the franchisor-franchisee relationship. The FTC requires the Company to furnish to prospective franchisees a franchise offering circular containing prescribed information. A number of states in which the Company is currently franchising or may consider franchising also regulate the sale of franchises and require registration of the franchise offering circular with state authorities. Substantive state laws that regulate the franchisor-franchisee relationship presently exist or are being considered in a substantial number of states, and bills have been introduced in Congress (one of which is now pending) which provide for federal regulation of substantive aspects of the franchisor-franchisee relationship. These current and proposed franchise relationship laws limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise and the ability of a franchisor to designate sources of supply.

  Papa John's restaurant operations are also subject to federal and state laws governing such matters as wages, working conditions, citizenship requirements and overtime. Some states have set minimum wage requirements higher than the federal level, and there are currently bi-partisan proposals in Congress to increase the federal minimum wage. Significant numbers of hourly personnel at Company and franchised restaurants are paid at rates related to the federal minimum wage and, accordingly, further increases in the minimum wage could increase labor costs at Company and franchised restaurants. Proposals to increase the minimum wage, introduce a system of mandated health insurance or other government initiatives, if implemented, could adversely affect the Company and its franchisees as well as the restaurant industry in general. The Company is also subject to the Americans With Disabilities Act of 1990, which, among other things, may require certain minor renovations to its restaurants to meet federally-mandated requirements. The cost of these renovations is not expected to be material to the Company.

TRADEMARKS

  The Company's rights in its trademarks and service marks are a significant part of its business. The Company is the owner of the federal registration of the trademark "Papa John's." The Company has also registered "Pizza Papa John's" and design as a trademark and a service mark. The Company owns federal registrations for the marks "Pizza Papa John's Delivering the Perfect Pizza!" and design, "Call your Papa" and "Perfect Pizza Perfect Price." The Company has applied for the registration of "Delivering the Perfect Pizza!", "Perfect Pizza", "We Deliver Perfection", "Indoor Tailgate Party", "The Official Pizza of Summer", and "Pizza Papa John's Print Network" and design as trademarks and service marks. The Company is aware of the use by other persons in certain geographic areas of names and marks which are the same as or similar to the Company's marks. It is the Company's policy to pursue registration of its marks whenever possible and to vigorously oppose any infringement of its marks.

EMPLOYEES

  As of March 31, 1996, the Company employed 7,322 persons, of whom approximately 6,325 were restaurant employees, 302 were restaurant management and supervisory personnel, 267 were corporate personnel and 428 were commissary and support services personnel. Most restaurant employees work part-time and are paid on an hourly basis. None of the Company's employees is covered by a collective bargaining agreement. The Company considers its employee relations to be excellent.

PROPERTIES

  Most of the Company's restaurants are located in leased space. The initial terms of most of the Company's leases are three to seven years and provide for one or more options to renew for at least one additional term. Virtually all of the Company's leases specify a fixed annual rent, although certain of the leases provide for fixed increases, or increases based on changes in the Consumer Price Index, at various intervals during the lease term. Generally, the leases are net leases which require the Company to pay all or a portion of the cost of insurance, taxes, maintenance and utilities.

  The Company leases approximately 31,000 square feet of corporate office space and approximately 35,000 square feet of adjacent warehouse space for a full-service commissary in Louisville, Kentucky. The leases for these spaces expire in December 1997. The Company leases approximately 30,000 square feet for its commissary in Jackson, Mississippi and approximately 23,000 square feet for its commissary in Raleigh, North Carolina. In addition, the Company has entered into leases for approximately 12,000 square feet for the distribution center in Dallas, Texas and approximately 21,000 square feet for its planned commissary in Denver, Colorado. The Company's 63,000 square foot full-service commissary in Orlando, Florida is located on approximately five acres owned by the Company. The Company believes that it will continue to need additional office and commissary space.

  The Company owns approximately 31 acres in Louisville, Kentucky, and has entered into a contract to purchase an additional six acres of adjoining land. The Company has constructed a 40,000 square foot building on the land consolidating its printing and promotional operations. The Company plans to begin construction of an additional 150,000 to 200,000 square foot facility on the land in 1996, approximately 50% of which will accommodate relocation and expansion of the Louisville commissary operation and the remaining 50% will accommodate relocation and consolidation of corporate offices. The facility is scheduled for completion in mid-1997.

LITIGATION

  The Company is a party to routine contract, negligence and employment-related litigation matters in the ordinary course of business. No such pending matters, individually or in the aggregate, are believed by management to be material to the business or financial condition of the Company.

                                   MANAGEMENT

  The executive officers and directors of the Company are as follows:

      NAME     AGE                           POSITION
      ----     ---                           --------
   John H.      34 Founder, Chairman and Chief Executive Officer
    Schnatter
   Charles W.   33 Senior Vice President, General Counsel,
    Schnatter       Secretary and Director
   Blaine E.    39 Executive Vice President and Chief Administrative Officer
    Hurst
   E.           42 Senior Vice President, Chief Financial Officer and Treasurer
    Drucilla
    Milby
   Wade S.      34 Chief Operating Officer
    Oney
   Robert J.    40 President--PJ Food Service, Inc.
    Wadell
   Richard J.   40 Vice President and Senior Counsel
    Emmett
   Philip C.    56 Senior Vice President--Development
    deMena,
    Jr.
   J. David     39 Vice President and Corporate Controller
    Flanery
   Sylvester    54 Vice President--Marketing and Support Services
    J.
    Sosnowski
   O. Wayne     63 Director
    Gaunce
   Jack A.      61 Director
    Laughery
   Michael W.   44 Director
    Pierce
   Richard F.   52 Director
    Sherman

                                  UNDERWRITING

  Montgomery Securities and Alex. Brown & Sons Incorporated (the "Underwriters") have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares if they purchase any.

                                                                         NUMBER
                                                                           OF
   UNDERWRITERS                                                          SHARES
   ------------                                                          -------
   Montgomery Securities................................................ 425,000
   Alex. Brown & Sons Incorporated...................................... 425,000
                                                                         -------
       Total............................................................ 850,000
                                                                         =======

  The Company has been advised that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this
Prospectus. The Underwriters may allow a concession of not more than $     per
share to selected dealers, and the Underwriters may allow, and such dealers may
reallow, a concession of not more than $    per share to certain other dealers.
After the offering, the offering price and other selling terms may be changed by the Underwriters. No reduction in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject an order in whole or in part.

  In connection with this offering, the Underwriters and selling group members may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Exchange Act. Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers and purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 127,500 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 850,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

  The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended, or will contribute to payments the Underwriters may be required to make in respect thereof.

  The Company and its executive officers and directors, who will beneficially own in the aggregate 6,867,713 shares of Common Stock after the closing of this Offering, have agreed, subject to certain limited exceptions, not to offer, sell or otherwise dispose of any shares of Common Stock of the Company for a period of 90 days after the date of this Prospectus without the prior written consent of Montgomery Securities.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Greenebaum Doll & McDonald PLLC, Louisville, Kentucky, and for the Underwriters by Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas. A member of Greenebaum Doll & McDonald PLLC participating in the preparation of the Registration Statement beneficially owns 2,250 shares of Common Stock of the Company.

                                    EXPERTS

  The Company's consolidated financial statements incorporated by reference in its annual report on Form 10-K for the fiscal year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                      [PHOTO OF "PIZZA AND INGREDIENTS"]

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  No dealer, salesperson or other person has been authorized to give any in-formation to or make any representations other than those contained in this Prospectus in connection with this offering and, if given or made, such infor-mation or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell, or solicitation of an offer to buy, any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                             --------------------

                               TABLE OF CONTENTS

                             --------------------

                                                                            Page
                                                                            ----
Available Information......................................................   3
Incorporation of Certain Documents by
 Reference.................................................................   3
Prospectus Summary.........................................................   4
The Company................................................................   6
Risk Factors...............................................................   6
Use of Proceeds............................................................   9
Dividend Policy............................................................   9
Price Range of Common Stock................................................   9
Capitalization.............................................................  10
Selected Consolidated Financial Data.......................................  11
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations................................................................  13
Business...................................................................  20
Management.................................................................  29
Underwriting...............................................................  30
Legal Matters..............................................................  31
Experts....................................................................  31

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                              850,000 SHARES

                                     LOGO

                                 COMMON STOCK

                               -----------------

                                  PROSPECTUS

                               -----------------

                             Montgomery Securities

                              Alex. Brown & Sons
                                 Incorporated

                                        , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated fees and expenses associated with the issuance and distribution of the Common Stock being registered, other than underwriting discounts and commissions. All fees and expenses incurred in connection with the offering will be paid by the Company.

      SEC registration fee............................................ $ 13,399
      NASD filing fee.................................................    7,500
      Nasdaq Filing Fee...............................................   17,500
      Blue Sky fees and expenses......................................   12,000
      Printing and engraving expenses.................................   50,000
      Legal fees and expenses.........................................   40,000
      Accounting fees and expenses....................................   25,000
      Transfer agent and registrar fees and expenses..................    3,000
      Miscellaneous expenses..........................................   31,601
                                                                       --------
          Total....................................................... $200,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation may indemnify any persons, including directors and officers, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters at issue, they had no reasonable cause to believe their conduct was unlawful. Section 145 also permits a Delaware corporation to indemnify its officers and directors in an action by or in the right of the corporation under the same conditions against expenses incurred by such persons in connection with the defense or settlement of such action, except that no such indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

  Article Twelfth of the Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate") provides:

    "A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of Delaware or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of Delaware is hereafter amended to permit further elimination or limitation of the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of Delaware as so amended. Any repeal or modification of this Article TWELFTH shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification."

  Article Sixteenth of the Company's Restated Certificate provides:

    "Each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or agent or in any other capacity while serving as such a director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), or by other applicable law as then in effect, against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes under the Employee Retirement Income Security Act of 1974, as amended from time to time ("ERISA"), penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith.

    A. Procedure. Any indemnification under this Article SIXTEENTH (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the General Corporation law of Delaware, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment). Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding (the "Disinterested Directors"), or (ii) if such a quorum of Disinterested Directors is not obtainable, or, even if obtainable a quorum of Disinterested Directors so directs, by independent legal counsel in a written opinion or (iii) by the stockholders. The majority of Disinterested Directors may, as they deem appropriate, elect to have the Corporation indemnify any other employee, agent or other person acting for or on behalf of the Corporation.

    B. Advances for Expenses. Costs, charges and expenses (including attorneys' fees) incurred by a director or officer of the Corporation, or such other person acting on behalf of the Corporation as determined in accordance with Paragraph A, in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer or other person to repay all amounts so advanced in the event that it shall ultimately be determined that such director, officer or other person is not entitled to be indemnified by the Corporation as authorized in this Article SIXTEENTH. The majority of the Disinterested Directors may, in the manner set forth above, and upon approval of such director, officer, employee, agent or other person acting on behalf of the Corporation, authorize the Corporation's counsel to represent such person, in any action, suit or proceeding, whether or not the Corporation is a party to such action, suit or proceeding.

    C. Procedure for Indemnification. Any indemnification or advance of costs, charges and expenses under this Article SIXTEENTH, shall be made promptly, and in any event within 60 days upon the written request of the person seeking indemnification or advancement of expenses (hereinafter a "claimant"). The right to indemnification or advances as granted by this Article SIXTEENTH shall be enforceable by the claimant in any court of competent jurisdiction, if the Corporation denies such request, in whole or in part, or if no disposition thereof is made within 60 days. The claimant's costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of costs, charges and expenses under this Article SIXTEENTH where the required undertaking, if any, has been received by the Corporation) that the claimant has not met the standard of conduct set forth in the General Corporation Law of Delaware, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law of Delaware, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), nor the fact that there has been an actual determination by the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

    D. Other Rights; Continuation of Right to Indemnification. The indemnification and advancement of expenses provided by this Article SIXTEENTH shall not be deemed exclusive of any other rights to which a claimant may be entitled under any law (common or statutory), by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office or while employed by or acting as agent for the Corporation, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Corporation, and shall inure to the benefit of the estate, heirs, executors and administrators of such person. All rights to indemnification under this Article SIXTEENTH shall be deemed to be a contract between the Corporation and each director and officer of the Corporation who serves or served in such capacity at any time while this Article SIXTEENTH is in effect. Any repeal or modification of this Article SIXTEENTH or any repeal or modification of relevant provisions of the General Corporation Law of Delaware or any other applicable laws shall not in any way diminish any rights to indemnification of such director or officer or the obligations of the Corporation arising hereunder with respect to any action, suit or proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of such modification or repeal. For the purposes of this Article SIXTEENTH, references to "the Corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation, so that any person who is or was a director or officer of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article SIXTEENTH, with respect to the resulting or surviving corporation, as he would if he or she had served the resulting or surviving corporation in the same capacity.

    E. Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was or has agreed to become a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her on his or her behalf in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Article SIXTEENTH; provided, however, that such insurance is available on acceptable terms, which determination shall be made by a vote of a majority of the Board of Directors.

    F. Savings Clause. If this Article SIXTEENTH or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each person entitled to indemnification under the first paragraph of this Article SIXTEENTH as to all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes, penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by such person and for which indemnification is available to such person pursuant to this Article SIXTEENTH to the full extent permitted by any applicable portion of this Article SIXTEENTH that shall not have been invalidated and to the full extent permitted by applicable law."

  The Company has liability insurance coverage for its officers and directors which entitle the Company to be reimbursed up to $1 million for certain indemnity payments it may be required or permitted to make to its directors and officers with respect to actions arising out of the performance of such officer's or director's duty in his or her capacity as such.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) EXHIBITS.

      EXHIBIT
      NUMBER                             DESCRIPTION OF EXHIBIT
      -------                            ----------------------
      1.1      Form of Underwriting Agreement.
      3.1      The Company's Amended and Restated Certificate of Incorporation. Exhibit
               3.1 to the Company's Registration Statement on Form S-1 (Registration No.
               33-61366) is incorporated herein by reference.
      3.2      The Company's Restated By-Laws. Exhibit 3.2 to the Company's Registration
               Statement on Form S-1 (Registration No. 33-61366) is incorporated herein by reference.
      4.1      Specimen Common Stock Certificate. Exhibit 4.1 to the Company's Annual
               Report on Form 10-K for the fiscal year ended December 31, 1995
               (Commission File No. 0-21660) is incorporated herein by reference.
      4.2      Amended and Restated Certificate of Incorporation and Restated By-Laws
               (See 3.1 and 3.2 above).
      5        Opinion and consent of Greenebaum Doll & McDonald PLLC as to the legality of the Common Stock being registered.
     10.1      Consulting Agreement dated March 29, 1991, between the Company and Richard
               F. Sherman. Exhibit 10.4 to the Company's Registration Statement on Form
               S-1 (Registration No. 33-61366) is incorporated herein by reference.
     10.2      Lease dated November 7, 1990, including amendments thereto, between the
               Company and C-W-K #7, a Texas limited partnership, relating to the
               Company's corporate offices. Exhibit 10.5 to the Company's Registration
               Statement on Form S-1 (Registration No. 33-61366) is incorporated herein by reference.
     10.3      Lease dated November 9, 1990, including amendments thereto, between the
               Company and Crow-Kessler, a Texas limited partnership, relating to the
               Company's commissary and distribution facility in Louisville, Kentucky.
               Exhibit 10.6 to the Company's Registration Statement on Form S-1
               (Registration No. 33-61366) is incorporated herein by reference.
     10.4      Lease dated January 15, 1993, between the Company and C-W-K #7, a Texas limited partnership, relating to the Company's corporate offices. Exhibit
               10.7 to the Company's Registration Statement on Form S-1 (Registration No.
               33-61366) is incorporated herein by reference.

     EXHIBIT
      NUMBER                             DESCRIPTION OF EXHIBIT
     -------                             ----------------------
     10.5      Papa John's International, Inc. 1993 Stock Ownership Incentive Plan.
               Exhibit 10.9 to the Company's Registration Statement on Form S-1
               (Registration No. 33-61366) is incorporated herein by reference.
     10.6      Papa John's International, Inc. 1993 Stock Option Plan for Non-Employee
               Directors. Exhibit 10.10 to the Company's Registration Statement on Form
               S-1 (Registration No. 33-61366) is incorporated herein by reference.
     10.7      Employment and Non-Competition Agreement dated January 1, 1993, between the Company and Richard J. Emmett. Exhibit 10.14 to the Company's
               Registration Statement on Form S-1 (Registration No. 33-61366) is
               incorporated herein by reference.
     10.8      The Company's standard Franchise Agreement. Exhibit 10.15 to the Company's
               Registration Statement on Form S-1 (Registration No. 33-61366) is
               incorporated herein by reference.
     10.9      Lease dated May 14, 1993, between PJ Food Service, Inc. and Sample
               Properties relating to the Company's commissary facility in Raleigh, North
               Carolina. Exhibit 10.16 to the Company's Registration Statement on Form S-
               1 (Registration No. 33-61366) is incorporated herein by reference.
     10.10     Amendment IV to Lease dated November 7, 1990 (and related leases), by and between the Company and C-W-K #7, a Texas limited partnership, relating to the Company's corporate offices. Exhibit 10.17 to the Company's
               Registration Statement on Form S-1 (Registration No. 33-73530) is
               incorporated herein by reference.
     10.11     Lease dated November 1, 1993, between PJ Food Service, Inc. and Jackson
               Developers, a Missouri general partnership, relating to the Company's commissary facility in Jackson, Mississippi. Exhibit 10.18 to the
               Company's Registration Statement on Form S-1 (Registration No. 33-73530)
               is incorporated herein by reference.
     10.12     Amended and Restated Loan Agreement dated June 30, 1994, between the
               Company and PNC Bank, Kentucky, Inc. Exhibit 10.21 to the Company's
               Registration Statement on Form S-3 (Registration No. 33-86144) is
               incorporated herein by reference.
     10.13     Amendment V to Lease dated November 7, 1990 (and related leases), by and between the Company and CWK #7, a Texas limited partnership, relating to the Company's corporate offices. Exhibit 10.22 to the Company's
               Registration Statement on Form S-1 (Registration No. 33-73530) is
               incorporated herein by reference.
     10.14     Loan Agreement among Mississippi Business Finance Corporation (acting for and on behalf of the State of Mississippi), Bank of Mississippi (as
               Servicing Trustee) and PJFS of Mississippi, Inc. Exhibit 10.1 to the
               Company's quarterly report on Form 10-Q for the quarter ended March 27,
               1994 (Commission File No. 0-21660) is incorporated herein by reference.
     10.15     Contract for Sale and Purchase of Real Property dated March 24, 1994, by and between PJ Food Service, Inc. and Orlando Central Park, Inc. Exhibit
               10.2 to the Company's quarterly report on Form 10-Q for the quarter ended
               March 27, 1994 (Commission File No. 0-21660) is incorporated herein by reference.
     10.16     Agreement of Purchase and Sale dated April 19, 1994, by and among Papa
               John's USA, Inc., NTS/Crossings Corporation and NTS Bluegrass Commonwealth
               Park. Exhibit 10.3 to the Company's quarterly report on Form 10-Q for the quarter ended March 27, 1994 (Commission File No. 0-21660) is incorporated herein by reference.

      EXHIBIT
      NUMBER                             DESCRIPTION OF EXHIBIT
      -------                            ----------------------
     10.17     Amendment dated November 18, 1994, to Amended and Restated Loan Agreement
               dated June 30, 1994, between the Company and PNC Bank, Kentucky, Inc.
               Exhibit 10.28 to the Company's Registration Statement on Form S-3
               (Registration No. 33-86144) is incorporated herein by reference.
     10.18     Assets Purchase Agreement dated January 23, 1995, by and among the
               Company, Papa John's USA, Inc., P & G Pizza, Incorporated ("P & G Pizza")
               and all of the stockholders of P & G Pizza. Exhibit 2 to the Company's
               Current Report on Form 8-K (Commission File No. 0-21660) is incorporated herein by reference.
     10.19     Amendment VI to Lease dated November 7, 1990 (and related leases), between the Company and CWK #7, a Texas Limited Partnership, relating to the
               Company's corporate offices. Exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended December 25, 1994 (Commission File
               No. 0-21660) is incorporated herein by reference.
     10.20     Agreement for Purchase and Sale of Real Estate dated March 20, 1995, by and among Papa John's USA, Inc., NTS/Crossings Corporation and NTS
               Bluegrass Commonwealth Park. Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarterly period ended March 26, 1995
               (Commission File No. 0-21660) is incorporated herein by reference.
     10.21     Memorandum of Employment dated March 31, 1995, by and between the Company and Wade S. Oney. Exhibit 10.2 to the Company's quarterly report on Form
               10-Q for the quarterly period ended March 26, 1995 (Commission File No. 0-
               21660) is incorporated herein by reference.
     10.22     Second Amended and Restated Loan Agreement, and related promissory note, each dated June 30, 1995, by and between the Company and PNC Bank,
               Kentucky, Inc. Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarterly period ended June 25, 1995 (Commission File No. 0-21660)
               is incorporated herein by reference.
     10.23     Agreement and Plan of Merger dated December 1, 1995, by and among the
               Company, Papa John's USA, Inc., Kentuckiana Pizza, Ltd., Kentuckiana
               Pizza, Ltd., II (collectively, "Kentuckiana Pizza") and all of the stockholders of Kentuckiana Pizza. Exhibit 2.1 to the Company's Current
               Report on Form 8-K dated December 1, 1995 (Commission File No. 0-21660) is incorporated herein by reference.
     10.24     Agreement and Plan of Merger dated October 16, 1995, by and among the
               Company, Papa John's USA, Inc., NRG, Inc. ("NRG") and all of the
               stockholders of NRG. Exhibit 2.2 to the Company's Current Report on Form
               8-K dated December 1, 1995 (Commission File No. 0-21660) is incorporated herein by reference.
     10.25     1996 Papa John's International, Inc. Executive Option Program. Exhibit
               10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (Commission File No. 0-21660) is incorporated herein by reference.
     10.26     Amendment to Chief Operating Officer Agreement dated February 12, 1996, by and between the Company and Wade S. Oney. Exhibit 10.27 to the Company's
               Annual Report on Form 10-K for the fiscal year ended December 31, 1995
               (Commission File No. 0-21660) is incorporated herein by reference.
     10.27     Lease dated November 29, 1995, by and between PJ Food Service, Inc. and
               Arlington-OP&F, Inc., a Delaware corporation, relating to the Company's distribution facility in Dallas, Texas. Exhibit 10.28 to the Company's
               Annual Report on Form 10-K for the fiscal year ended December 31, 1995
               (Commission File No. 0-21660) is incorporated herein by reference.
     10.28     Lease dated January 3, 1996, by and between PJ Food Service, Inc. and
               Fraser, L.L.C., a Colorado Limited Liability Company, relating to the
               Company's commissary facility to be opened in Denver, Colorado. Exhibit
               10.29 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (Commission File No. 0-21660) is incorporated herein by reference.

      EXHIBIT
      NUMBER                             DESCRIPTION OF EXHIBIT
      -------                            ----------------------
     10.29     Amendment VII to Lease dated November 7, 1990 (and related leases), between the Company and CWK #7 Limited Partnership, related to the
               Company's corporate offices. Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (Commission File
               No. 0-21660) is incorporated herein by reference.
     10.30     Lease dated January 23, 1996, by and between PJ Food Service, Inc. and CWK
               #8, a Texas Limited Partnership, relating to commercial and corporate office space in Louisville, Kentucky. Exhibit 10.31 to the Company's
               Annual Report on Form 10-K for the fiscal year ended December 31, 1995
               (Commission File No. 0-21660) is incorporated herein by reference.
     10.31     Agreement for Purchase and Sale of Real Estate dated February 28, 1996, by and among Papa John's USA, Inc., NTS/Crossings Corporation and NTS
               Bluegrass Commonwealth park, relating to approximately 6 acres of land in
               Louisville, Kentucky. Exhibit 10.32 to the Company's Annual Report on Form
               10-K for the fiscal year ended December 31, 1995 (Commission File No. 0-
               21660) is incorporated herein by reference.
     21        Subsidiaries of the Company:
               (a) PJ Food Service, Inc., a Kentucky corporation
               (b) Papa John's USA, Inc., a Kentucky corporation
               (c) Printing & Promotions, Inc., a Kentucky corporation
               (d) PJFS of Mississippi, Inc., a Mississippi corporation
     23.1      Consent of Greenebaum Doll & McDonald PLLC (included in its opinion filed as Exhibit 5).
     23.2      Consent of Ernst & Young LLP.
     24        Powers of Attorney (included on Signature Page of the Registration
               Statement).
     99.1      Cautionary Statements. Exhibit 99.1 to the Company's Annual Report on Form
               10-K for the fiscal year ended December 31, 1995 (Commission File No. 0-
               21660) is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

(a) The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934), that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions set forth in Item 15, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) The Company hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF LOUISVILLE, KENTUCKY, ON THE 19TH DAY OF APRIL, 1996.

                                          Papa John's International, Inc.

                                                /s/ Charles W. Schnatter
                                          By: _________________________________
                                                   Charles W. Schnatter
                                             Senior Vice President, Secretary
                                                    and General Counsel

                               POWER OF ATTORNEY

  Each person whose signature appears below hereby constitutes and appoints John H. Schnatter, Charles W. Schnatter and E. Drucilla Milby, and each of them with full power to act without the others, as his or her true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his or her behalf, individually and in each capacity stated below, all amendments (including post-effective amendments) to this Registration Statement on Form S-3 and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as each might or could do in person, hereby ratifying and confirming each act that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue thereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
      /s/ John H. Schnatter
- ------------------------------------
         John H. Schnatter           Chairman, Chief Executive
                                      Officer and Director
                                      (Principal Executive
                                      Officer)                       April 19, 1996
    /s/ Charles W. Schnatter
- ------------------------------------
        Charles W. Schnatter         Senior Vice President,
                                      Secretary, General Counsel
                                      and Director                   April 19, 1996
       /s/ O. Wayne Gaunce
- ------------------------------------
          O. Wayne Gaunce            Director                        April 19, 1996
      /s/ Jack A. Laughery
- ------------------------------------
          Jack A. Laughery           Director                        April 19, 1996
      /s/ Michael W. Pierce
- ------------------------------------
         Michael W. Pierce           Director                        April 19, 1996
     /s/ Richard F. Sherman
- ------------------------------------
         Richard F. Sherman          Director                        April 19, 1996
      /s/ E. Drucilla Milby
- ------------------------------------
         E. Drucilla Milby           Chief Financial Officer and
                                      Treasurer (Principal
                                      Financial Officer)             April 19, 1996
      /s/ J. David Flanery
- ------------------------------------
          J. David Flanery           Vice President and Corporate
                                      Controller (Principal
                                      Accounting Officer)            April 19, 1996